SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MICROISLET, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59507Q106

(CUSIP Number)

John J. Hagenbuch
353 Sacramento Street, 21st Floor
San Francisco, CA 94111
(415) 693-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 59507Q106	13D	Page 2 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JACKSON ST. PARTNERS, 912017430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,758,772 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,758,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,758,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 45,509,787 shares of Common Stock outstanding on June 8, 2006.

CUSIP No.: 59507Q106	13D	Page 3 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John J. Hagenbuch, Trustee U/D/T September 13, 1995
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,066,080 8 SHARED VOTING POWER 1,768,772 9 SOLE DISPOSITIVE POWER 2,066,080 10 SHARED DISPOSITIVE POWER 1,768,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,834,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 45,509,787 shares of Common Stock outstanding on June 8, 2006 and warrants to purchase 428,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

CUSIP No.: 59507Q106	13D	Page 4 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John J. Hagenbuch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,066,080 8 SHARED VOTING POWER 1,768,772 9 SOLE DISPOSITIVE POWER 2,066,080 10 SHARED DISPOSITIVE POWER 1,768,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,834,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 45,509,787 shares of Common Stock outstanding on June 8, 2006 and warrants to purchase 428,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

BACKGROUND

The undersigned hereby file this Amendment No. 3 (the “Amendment”) to the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined under Item 2 of the Schedule 13D) on February 22, 2005. Only those Items amended below are reported herein.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and restated in its entirety as follows as of the date of this Amendment:

     As previously disclosed in the Schedule 13D, Mr. Hagenbuch was elected to the Board of Directors of MicroIslet (the "Board") on April 21, 2005, and reelected by the stockholders on November 17, 2005.  On January 18, 2006, Mr. Hagenbuch was appointed as MicroIslet's non-executive Chairman of the Board.  On June 8, 2006, John J. Hagenbuch, Trustee U/D/T September 13, 1995, exercised a warrant to purchase 300,000 shares of common stock at the exercise price of $1.00 per share.

         The Reporting Persons do not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4. Notwithstanding the above, Mr. Hagenbuch may, in his capacity as non-executive Chairman of the Board and a director of MicroIslet, have plans or proposals relating to the matters enumerated in clauses (a) through (j) of this Item 4 and to such extent, Mr. Hagenbuch declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his or the other Reporting Persons' status as stockholders. In addition, the Reporting Persons may, at any time and from time to time, and reserve the right to, acquire additional securities of MicroIslet, dispose of any such securities of MicroIslet or formulate plans or proposals regarding MicroIslet or its securities, to the extent deemed advisable by the Reporting Persons in light of their general investment policy, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) are amended and restated in their entirety as follows as of the date of this Amendment:

(a) The Reporting Persons and Ms. Hagenbuch beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,834,852 shares of Common Stock, representing approximately 8.4% of the outstanding shares of Common Stock based on 45,509,787 shares of Common Stock outstanding on June 8, 2006. The Reporting Persons and Ms. Hagenbuch beneficially own the Common Stock as follows:

Name	Shares of Common Stock	% of Class of Common Stock
Jackson St. Partners	1,758,772	3.9%

John J. Hagenbuch, Trustee U/D/T September 13, 1995[1]	3,834,852 (including warrants to purchase 428,880 shares of Common Stock)	8.3%

John J. Hagenbuch[2]	3,834,852 (including warrants to purchase 428,880 shares of Common Stock)	8.3%

Kimberly Steel Hagenbuch[3]	10,000	0.0%

(b) Jackson St., together with Mr. Hagenbuch who is a partner of Jackson St. and is the controlling natural person with respect to the Common Stock held by Jackson St., has shared voting and dispositive power with respect to 1,758,772 shares of Common Stock. Jackson St. does not hold sole voting or dispositive power with respect to any Common Stock.

Mr. Hagenbuch, in his individual capacity and as Trustee of the Trust holds sole voting and dispositive power with respect to 2,066,080 shares of Common Stock held in the name of the Trust. As the controlling natural person that is a partner of Jackson St. he shares voting and dispositive power with respect to 1,758,772 shares of Common Stock held by Jackson St. Together with his spouse Ms. Hagenbuch, he may be deemed to share voting and dispositive power with respect to 10,000 shares of Common Stock held by his natural minor children.

Ms. Hagenbuch, together with her spouse, Mr. Hagenbuch, may be deemed to share voting and dispositive power with respect to 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children. Ms. Hagenbuch does not hold sole voting or dispositive power with respect to any Common Stock.

[1]	This includes (a) 1,637,200 shares of Common Stock and warrants to purchase 428,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995, (b) 1,758,772 shares of Common Stock held by Jackson St., Mr. Hagenbuch is a partner in Jackson St. and is the controlling natural person with respect to such shares; and (c) 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse, Ms. Hagenbuch.
[2]	This includes (a) 1,637,200 shares of Common Stock and warrants to purchase 428,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995, (b) 1,758,772 shares of Common Stock held by Jackson St., Mr. Hagenbuch is a partner in Jackson St. and is the controlling natural person with respect to such shares; and (b) 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse, Ms. Hagenbuch.
[3]	This includes 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Ms. Hagenbuch may be deemed to share voting and dispositive power with her spouse, Mr. Hagenbuch.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2006

JACKSON ST. PARTNERS

By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Partner

By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Trustee, U/D/T September 13, 1995

By:	/s/ John J. Hagenbuch
John J. Hagenbuch